Mail Stop 4561

July 18, 2006

Andrew C. Corbin
Executive Vice President and
Chief Financial Officer
Emdeon Corporation
669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361

> **Re:** **Emdeon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Forms 8-K filed February 23, 2006, February 28, 2006, April 18, 2006,**
> **May 2, 2006 and May 4, 2006**
> **File No. 000-24975**

Dear Mr. Corbin:

We have reviewed your response to our letter dated May 26, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 16, 2006

Consolidated Statements of Operations, page F-6

1. Please refer to comment 1 in our letter dated May 26, 2006. We have reviewed your response and it is unclear to us why you believe that your presentation complies with Rule 5-03(b)(1) and (2) of Regulation S-X. You clearly state that you provide both products and services and your reasons for not providing this

information does not appear to be persuasive. Notwithstanding the reasons identified in your response, we believe that you are required to comply with the provisions of Item 5-03(b)(1) and (2) of Regulation S-X. Please revise your presentation or explain to us why you believe that this guidance does not apply.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

2.   Please refer to comment 2 in our letter dated May 26, 2006. We have reviewed your response and note that your PCS arrangements are priced with a renewal rate equal to a consistent percentage of the list price of the underlying software license. Clarify whether your PCS renewal rate is stated in your initial multiple element software license arrangements to your customers. If your renewal rates are stated in the initial contract, then tell us what percentage of your customers actually renew at the stated rates. We also note your statement that significant discounting of PCS services is rare. Clarify what you mean by significant discounting. In this regard, for discounting that you consider to be insignificant, tell us your percentage range for PCS renewals that you consider to be representative of VSOE of PCS.

Note 10. Long-Lived Assets

Goodwill and Intangible Assets, page F-34

3.   Please refer to comment 5 in our letter dated May 26, 2006. We have reviewed your response and note that you do not disclose the weighted average amortization period for your intangible assets due to the fact that actual amortization periods are disclosed for each significant intangible asset. However, this amortization period is only disclosed to the extent that the acquisition period is covered by the applicable Form 10-K and 10-Q filing. As a result of the acquired proprietary manufacturing technology used within the Porex segment making up a significant portion of your net carrying value of your intangible assets and having a significantly longer amortization period than your other intangible assets, we believe that you should revise future filings to comply with paragraph 44(a) of SFAS 142 to include the weighted average amortization period of your intangible assets or tell us why such compliance is not necessary.

Forms 8-K filed February 23, 2006, February 28, 2006, April 18, 2006, May 2, 2006 and May 4, 2006

Andrew C. Corbin
Emdeon Corporation
July 18, 2006
Page 3

4.   Please refer to comment 6 in our letter dated May 26, 2006. We have reviewed your response and note that "Adjusted EBITDA" is used by the Company to total the reportable segments' measures of profit or loss pursuant to SFAS 131. However, we note in the 8-K's noted above, under "Key Financial Highlights," you use "Adjusted EBITDA" as a non-GAAP measure on the Company as a whole as opposed to using it for reporting the results of your operating segments under SFAS 131. Pursuant to Question 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP disclosures, the presentation of a "consolidated" segment profit or loss measure in any context other than the FASB Statement 131-required reconciliation in the footnote would be the presentation of a non-GAAP financial measure. As a result, revise you disclosure to either eliminate this reference or include the appropriate disclosures as noted in Question 8 of the FAQ to include the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

As discussed in our previous comment, we believe you should further enhance your disclosures to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. It is also unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. As a result, if you intend to include this non-GAAP measure in future filings, revise your disclosures to clearly define why each recurring item is excluded and provide us with your proposed disclosure.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406, or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief